Exhibit 12.1
STATEMENT REGARDING CALCULATION OF RATIO OF CONSOLIDATED EARNINGS TO CONSOLIDATED FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2009		2008		2007		2006		2005
Pre-tax income, as reported	$265,532		$421,870		$409,869		$455,277		$204,063
Equity in earnings (losses) of investees[1]	53,187		(51,238)		12,985		87,762		19,026

Pre-tax income before adjustment for equity in earnings of equity investees	212,345		473,108		396,884		367,515		185,037

Fixed charges:
Interest expense	43,307		39,838		46,258		41,765		53,078
Rentals representing interest	3,711		3,598		3,558		3,808		3,810

Total fixed charges	47,018		43,436		49,816		45,573		56,888

Distributed income of equity investees	665		1,890		5,487		87,670		9,148

Pre-tax income before equity in earnings of investees plus fixed charges and distributed income of equity method investees	$260,028		$518,434		$452,187		$500,758		$251,073

Ratio of earnings to fixed charges	5.5	x	11.9	x	9.1	x	11.0	x	4.4	x

[1]
Equity in earnings (losses) of investees is in respect of those investments that are investment companies or similar equity method investees and, as such, are included as part of investment income on the consolidated statements of income.